February 8, 2008

VIA EDGAR AND FEDERAL EXPRESS

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Longs Drug Stores Corporation
Form 10-K for the fiscal year ended January 25, 2007
Filed March 16, 2007
File Number: 001-08978

Dear Mr. Rosenberg:

Longs Drug Stores Corporation (the “Company” or “we”) is responding to the Staff’s comment letter dated January 28, 2008 (“Comment Letter”), regarding its Annual Report on Form 10-K for the fiscal year ended January 25, 2007 (the “Filing”). As requested in the Comment Letter, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The numbered paragraphs set forth below correspond to the paragraphs of your Comment Letter. Your comments are repeated in boldface, and our responses in ordinary type follow.

1. You include a number of policies that you state have the potential to materially affect your operations. Please revise your disclosure so that an investor can determine the potential magnitude of these decisions as well as whether any significant adjustments have resulted in the past related to these estimates.

In response to the Staff’s comment, we supplementally advise the Staff that, commencing with our Form 10-K for the fiscal year ended January 31, 2008, we will expand our disclosures regarding critical accounting policies to provide further information to investors and other users of our financial statements. Based on our current assessment of the critical accounting policies that we intend to disclose in our Form 10-K, our expanded disclosure will read as follows (information added in response to the Staff’s comment is underlined):

Accounts Receivable and Reserves

Our accounts receivable primarily include amounts due from third-party providers (e.g. pharmacy benefit managers, insurance companies and governmental agencies) and vendors. We maintain an allowance for the amount of these receivables that we estimate to be uncollectible. Our estimates of uncollectible amounts are based on our historical collection experience, current economic and credit conditions and any information available to us indicating that specific accounts are unlikely to be collected. We have historically collected virtually all of our accounts receivable, and our credit and collection losses have not materially adversely affected us. However, if the financial condition of our third-party providers or vendors deteriorates, we may increase the allowance for uncollectible accounts and our recovery of recorded receivables may be significantly affected.

The gross accounts receivable that are covered by this critical accounting policy were approximately $xx as of January 31, 2008, $290 million as of January 25, 2007 and $189 million as of January 26, 2006. Our allowance for uncollectible accounts was $xx as of January 31, 2008, $7.2 million as of January 25, 2007 and $5.8 million as of January 26, 2006. Our provisions for uncollectible accounts charged to expense have not been significant in any of the last three years, and we have recorded no significant adjustments related to these receivables or related reserves as a result of changes in our estimates or assumptions. While we do not currently anticipate significant future adjustments to our estimates and assumptions related to our allowance for uncollectible accounts, such amounts are subject to external factors outside of our control, such as the financial condition of our third-party providers and vendors. As such, we cannot predict the nature or magnitude of potential future changes in facts and circumstances that could cause us to record significant adjustments to our allowance for uncollectible accounts.

Our accounts receivable also include amounts due from the federal Centers for Medicare & Medicaid Services (“CMS”) for certain subsidies related to our prescription drug plan benefits, amounting to $xx as of January 31, 2008 and $36.5 million as of January 25, 2007. These amounts include estimated amounts due from other Medicare prescription drug plans and state sponsored plans to be paid upon completion of an annual reconciliation by CMS of enrollment between and among plans. A final plan reconciliation occurs subsequent to each respective calendar plan year. Although we did not record a significant adjustment to the receivable balance as of January 25, 2007, the first year of the new plan, due to the relatively new nature of these plans, the results of CMS’ plan reconciliations are uncertain. If the outcome of this reconciliation process is significantly different than our current estimates, we may need to record significant adjustments to the value of our receivables.

Impairment of Long-Lived Assets

We review long-lived tangible assets and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. Using our best estimates based on reasonable assumptions and projections, we record an impairment loss to write the assets down to their estimated fair values if the carrying values of such assets exceed their related undiscounted expected future cash flows.

We review goodwill and other intangible assets with indefinite useful lives for impairment annually, or more frequently if events or changes in circumstances warrant. We perform our annual impairment testing during the fourth fiscal quarter, when updated financial projections are available. If the carrying values of such assets exceed their estimated fair values, we record an impairment loss to write the assets down to their estimated fair values.

We generally evaluate store-specific long-lived tangible assets and intangible assets with finite useful lives at an individual store level, which is the lowest level at which independent cash flows can be identified. We evaluate corporate assets or other long-lived assets that are not store-specific at a consolidated entity or segment level as appropriate. We evaluate goodwill at a reporting unit level in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Geographic regional divisions within the retail drug store segment comprise our reporting units.

Since quoted market prices are not typically available for our long-lived tangible and intangible assets, we estimate fair values for most assets based on the expected present value of future cash flows. We estimate future cash flows based on store-level historical results, current trends and operating and cash flow projections. Our estimates are subject to substantial uncertainty and may be affected by a number of factors outside of our control, including general economic conditions, the competitive environment and regulatory changes. If actual results differ from our estimates, we may record significant additional impairment charges in the future.

The net book value of our long-lived assets, including goodwill and other intangible assets, covered by this critical accounting policy was approximately $xx as of January 31, 2008, $800 million as of January 25, 2007 and $704 million as of January 26, 2006. The net book value of an individual store can vary depending upon a number of factors, including whether it is leased or owned, the age of the store and the level of capital investment in the store. We recorded asset impairment charges of $xx million, $2.1 million, and $2.4 million related to underperforming stores in income from continuing operations for fiscal years 2008, 2007 and 2006, respectively. We also recorded asset impairment charges of $xx and $5.6 million in discontinued operations for fiscal years 2008 and 2007, respectively, related to our disposition of 23 stores in Washington, Oregon and Colorado. Although we believe the estimates and assumptions on which we based our recorded impairment charges are reasonable, we cannot predict the nature or magnitude of potential future changes in facts or circumstances outside of our control, or changes in our future plans and activities related to our long-lived assets, that could cause us to record significant additional impairment charges.

Store Closure Reserves

We recognize a liability for costs associated with closing a store when the liability is incurred. We record the present value of estimated remaining future lease obligations (including future property taxes, common area maintenance and other charges, as applicable), net of estimated future sublease income, when the store is closed. We record severance and other employee-related costs in the period in which we communicate the closure and related severance packages to the affected employees.

Our initial calculation and subsequent evaluations of store closure reserves include significant estimates about the amounts and timing of future sublease income. These estimates are based on our historical experience, the condition and location of the property, the lease terms and current real estate leasing market conditions, and our ability to negotiate lease termination agreements with our landlords. Two of our leased closed store locations are not currently subleased, and many of our previously closed stores have long remaining lease terms, with the longest lease term ending February 2029. As a result, if actual results differ from our estimates, we may significantly adjust our store closure reserves in future periods.

Our total store closure reserves covered by this critical accounting policy were $xx as of January 31, 2008, $3.5 million as of January 25, 2007 and $2.7 million as of January 26, 2006. These amounts are net of estimated future sublease income of $xx, $11.4 million and $16.6 million, respectively. We recorded provisions for store closures of $xx in fiscal 2008, including $xx in discontinued operations, and $0.7 million in fiscal 2007. We recorded no provision for store closures in fiscal 2006. Changes in our estimates and assumptions about future sublease income and other lease related costs have not resulted in significant adjustments to our store closure reserves in any of the last three years.

Insurance Reserves

We maintain insurance coverage for significant exposures as well as those risks that are required to be insured by law. It is generally our policy to retain a significant portion of certain losses related to workers’ compensation, general liability, property losses, pharmacist liability, business interruptions and employee health care. We record provisions for these items based on claims experience, regulatory changes, an estimate of claims incurred but not yet reported and other relevant factors. We discount reserves for workers’ compensation and general liability claims to their expected present value using an essentially risk-free interest rate. The projections involved in this estimate are subject to substantial uncertainty because of several unpredictable factors, including actual claims experience, regulatory changes, litigation trends and changes in inflation and interest rates. If actual claims or costs vary from our estimates, we may need to record significant adjustments to our reserves and expense.

We have recorded significant adjustments to our self insurance reserves in the past, resulting from our focus on a safe work environment, combined with recent changes in California’s workers’ compensation laws. Our self-insurance reserves covered by this critical accounting policy declined from $51.1 million as of January 26, 2006, to $46.4 million as of January 25, 2007, and to $xx million as of January 31, 2008 as a result of these adjustments. As the effects of these changes continue to become more established, and assuming no further changes to the state’s workers’ compensation laws that adversely affect workers’ compensation costs in the state, future changes in our insurance reserves will likely become less significant.

We supplementally advise the Staff that we will remove the items titled “Merchandise Inventories,” “Revenue Recognition,” and “Vendor Rebates and Allowances,” because, based on our current assessment, we have concluded that they are no longer critical accounting policies as of January 31, 2008.

2. Your disclosure makes reference to the use of an independent actuary in connection with your reserve balances. While you are not required to make these references, when you do, you must also disclose the name of the independent actuary. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent actuary.

In response to the Staff’s comment, we will remove references to the use of an independent actuary in connection with our self-insurance reserve balances commencing with our Form 10-K for the fiscal year ended January 31, 2008.

3. Please provide us your analysis that led you to determine that it was appropriate to classify the changes in the amounts owed related to the Medicare Part D subsidies as financing activities within your statement of cash flows. Include any references to the specific paragraphs within the applicable literature upon which you relied in this determination.

In response to the Staff’s comment, we supplementally advise the Staff of the following reasons for our classification of certain Medicare Part D subsidy receipts and payments as financing activities within our Statements of Consolidated Cash Flows:

As disclosed in our Filing, the Centers for Medicare & Medicaid Services (“CMS”) pay our pharmacy benefit services subsidiary, RxAmerica L.L.C., certain subsidies related to our Medicare Part D prescription drug plans for claims payments for which we assume no risk. These subsidies include reinsurance payments, which represent the CMS obligation to pay 80% of the cost incurred by individuals in excess of the annual out-of-pocket limit; and low-income cost subsidies, which represent reimbursements from CMS for some portion or all of the deductibles, coinsurance and co-payment amounts for qualifying low-income beneficiaries. We administer and pay these amounts on behalf of CMS, and CMS makes monthly payments to us for the estimated amounts of these subsidies, with a final settlement subsequent to the end of the plan year based on actual experience.

In connection with our analysis of the appropriate accounting for these subsidies, we consulted the authoritative literature governing insurance accounting, specifically Statement of Financial Accounting Standards (“SFAS”) No. 60, Accounting and Reporting by Insurance Enterprises, which sets forth standards for the recognition of premium revenue for those contracts through which risk is transferred from a policy holder to an insurance provider, and AICPA Statement of Position (“SOP”) 98-7, Deposit Accounting: Accounting for Insurance and Reinsurance Contracts that do not Transfer Risk. Paragraph 4 of SOP 98-7 notes that each of the following standards requires the application of the deposit method of accounting for arrangements that do not transfer insurance risk:

•	SFAS No. 5, Accounting for Contingencies

•	SFAS No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts

•	Emerging Issues Task Force (“EITF”) Issue No. 93-6, Accounting for Multiple-Year Retrospectively Rated Reinsurance Contracts by Ceding and Assuming Enterprises

•	EITF Issue No. 93-14, Accounting for Multiple-Year Retrospectively Rated Insurance Contracts by Insurance Enterprises and Other Enterprises

In accordance with these standards, we account for the reinsurance and low-income cost subsidies as deposits, with receipt and payment totals accumulated and recorded as accounts receivable or accounts payable depending on the net balance at the end of the reporting period. We do not recognize premium revenues or benefit costs for these subsidies, since we assume no risk related to these payments.

The authoritative literature regarding deposit accounting does not address cash flow presentation. SFAS No. 95, Statement of Cash Flows, the principal source of authoritative literature regarding cash flow statement presentation, also does not directly address the presentation of insurance-related deposits. However, such deposits may be analogized to borrowing and lending activities, which SFAS No. 95 clearly defines as financing activities. Further, paragraph 21 of SFAS No. 95 states that “cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.” As previously indicated, and in accordance with the requirements of deposit accounting, we do not recognize the reinsurance and low-income cost subsidies in our results of operations. Therefore, we believe that classification of these items as operating activities would be inconsistent with the fact that they do not enter into the determination of our net income.

In making our decision to classify these subsidies as financing activities, we also considered common practices in the insurance industry. While industry practice does not constitute authoritative guidance, we believe that our evaluation should include consideration of the consistency of such presentation with the practices of other companies that are familiar to investors. Although there is diversity in practice, the classification of these subsidies as financing activities is commonplace. Companies who follow this practice include several of the largest prescription drug plan sponsors/insurance companies, including UnitedHealth Group Incorporated, Humana Inc., and CIGNA Corporation.

In light of the above considerations, we concluded that reinsurance and low-income cost subsidies related to our Medicare Part D prescription drug plans should be presented as financing activities within our Statements of Consolidated Cash Flows.

I hope our responses are helpful to your review. If you have any further questions or comments please feel free to contact me at (925) 210-6735.

Sincerely,

LONGS DRUG STORES CORPORATION

/s/ STEVEN F. MCCANN
Steven F. McCann
Executive Vice President,
Chief Financial Officer